Filed by FTAC Emerald Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41168

Subject Company: FTAC Emerald Acquisition Corp.

Fold, Inc. Announces Up To $30 Million Convertible Note Financing Backed by Bitcoin

Innovative financing structure supports proposed business combination with FTAC Emerald Acquisition Corp.

NEW YORK, December 30, 2024 -- Fold, Inc. (“Fold” or the “Company”), a pioneering bitcoin financial services company, today announced that it has closed a $20 million convertible note financing from ATW Partners, with an additional $10 million that may be provided in the parties’ mutual discretion upon the closing of its previously announced business combination with FTAC Emerald Acquisition Corp. (OTC: FLDD) (“FTAC Emerald”).

The initial convertible note is secured by the Company’s assets as collateral, including a portion of the Company’s proprietary bitcoin and will mature three years after Fold becomes a public company. The note will be convertible into common stock of the combined company at a fixed conversion price of $11.50 per share, representing a premium to the proposed business combination valuation. In connection with the convertible note, ATW Partners received warrants exercisable for common stock of the combined company with an exercise price of $12.50 per share. This innovative financing structure demonstrates strong investor confidence in Fold’s business model and growth strategy while providing immediate capital to accelerate the Company’s strategic initiatives.

“This financing represents a significant milestone for Fold, combining traditional convertible debt structures with digital asset backing in a way that provides both immediate capital and long-term alignment with our shareholders,” said Will Reeves, Chief Executive Officer of Fold. “We are grateful for ATW Partners’ support and confidence in our mission to expand access to premium bitcoin financial services and empower individuals to achieve their dreams, as we work toward completing our business combination and entering the public markets.”

The $20 million initial funding will be used to support growth initiatives and accelerate product development, with the remaining potential $10 million financing providing additional capital flexibility upon the closing of the business combination with FTAC Emerald.

The proposed business combination remain subject to customary closing conditions, including Securities and Exchange Commission (“SEC”) regulatory approvals and the approval of FTAC Emerald’s stockholders. The closing of the $10 million second tranche of convertible notes is subject to the mutual discretion of Fold and ATW Partners. In the event that the second tranche of convertible notes is completed, ATW Partners will receive additional warrants with an exercise price of $11.50 per share.

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, is serving as the exclusive financial advisor, capital markets advisor and placement agent to Fold.

On July 24, 2024, FTAC Emerald and Fold announced that it entered into a business combination agreement that is expected to result in the combined company being listed as a public company. The transaction continues to be expected to close in the first quarter of 2025.

About Fold

Founded in 2019, Fold is a leading bitcoin financial services company dedicated to expanding access to bitcoin investment opportunities through premium financial products. By integrating bitcoin into everyday financial services, Fold aims to make the American Dream available to more people. For more information, visit https://foldapp.com/investors.

About FTAC Emerald Acquisition Corp.

FTAC Emerald is a special purpose acquisition company sponsored by Cohen Circle and formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses with a core commitment to providing social, financial, and/or environmental value.

Important Information About the Proposed Business Combination and Where to Find It

This press release relates to a proposed transaction between Fold and FTAC Emerald. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The parties have filed a registration statement on Form S-4 with the SEC, which includes a document that will serve as a prospectus and proxy statement of FTAC Emerald, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FTAC Emerald stockholders when available. FTAC Emerald also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of FTAC Emerald are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FTAC Emerald through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: FTAC Emerald Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.

Participants in the Solicitation

Fold and FTAC Emerald and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FTAC Emerald’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of FTAC Emerald and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Fold and FTAC Emerald. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts regarding Fold’s business, net proceeds from the second tranche of convertible note financing and proposed transaction, potential benefits of the financing and proposed transaction and the potential success of Fold’s market and growth strategies, and expectations related to the terms and timing of the proposed transaction. These statements are based on various assumptions and on the current expectations of FTAC Emerald and Fold’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FTAC Emerald and Fold. These forward-looking statements are subject to a number of risks and uncertainties, including: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the risk that the proposed transaction may not be completed by FTAC Emerald ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the approval of the proposed transaction by the stockholders of FTAC Emerald and the receipt of certain governmental and regulatory approvals; (iv) the failure to realize the anticipated benefits of the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Fold’s business relationships, performance, and business generally; (vi) the outcome of any legal proceedings that may be instituted against FTAC Emerald or Fold related to the business combination agreement or the proposed transaction; (vii) the ability to list FTAC Emerald’s securities on the NASDAQ following the proposed transaction; (viii) the ability to address the market opportunity for Fold’s products and services; (ix) the risk that the proposed transaction may not generate the expected net proceeds for the combined company; (x) the ability to implement business plans and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xi) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xii) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive industry in which Fold operates; and (xiii) those factors discussed in FTAC Emerald’s filings with the SEC under the headings “Risk Factors,” and other documents of FTAC Emerald filed, or to be filed, with the SEC. If any of these risks materialize or Fold’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FTAC Emerald nor Fold presently know or that FTAC Emerald and Fold currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FTAC Emerald’s and Fold’s expectations, plans or forecasts of future events and views as of the date of this press release. While FTAC Emerald and Fold may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing FTAC Emerald’s and Fold’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Investor and Media Contacts

Fold: Fold@icrinc.com

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